Flashfunders Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	21,952
Deposits Paid		2,850
Prepaid Expenses		27,895
Total assets	$	52,697

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	7,409
Total liabilities		7,409

Members' equity

Members' equity		45,288
Total members' equity		45,288
Total liabilities and members' equity	$	52,697

The accompanying notes are an integral part of these financial statements.